JOINT FILERS’ NAMES AND ADDRESSES

1.	Insight Venture Partners (Cayman) V, L.P.
2.	Shutterstock Investors, LLC
3.	Shutterstock Investors I, LLC
4.	Insight Venture Partners V (Employee Co-Investors), L.P.
5.	Insight Venture Partners V, L.P.
6.	Insight Venture Associates V, L.L.C.
7.	Insight Holdings Group, LLC

The business address for all of the above reporting persons is:

680 Fifth Avenue
8th Floor
New York, NY 10019